Exhibit 99.1

NMG Provides Project Finance Update: Expressions of Interest Received and Appointment of Société Générale as the sole coordinating Mandated Lead Arranger

+ Strong interest shown towards senior debt from Western World ECAs and governmental bodies, which is estimated to cover up to approximately 70% of NMG’s total funding required for its Phase-2 growth, subject to standard project finance conditions

+ NMG appoints Société Générale as the sole mandated lead arranger for the ECA facilities; Société Générale will oversee the due diligence process, support efforts to obtain final credit approval and assist NMG in offtake negotiations

+ Amid increasing demand from battery and EV manufacturers, NMG advances commercial discussions and technical product qualification with a view towards securing an anchor customer agreement with a potential financial participation

+ NMG is developing a robust financing structure to fund its integrated Phase 2, the Bécancour Battery Material Plant and the Matawinie Mine, focusing on medium-term capital to be secured over time

+ ECA and governmental intended backing denotes NMG’s attractive and timely business model, underpinned by strong ESG principles and proprietary technologies

MONTRÉAL--(BUSINESS WIRE)--June 14, 2022--Nouveau Monde Graphite Inc. (“NMG”, “Nouveau Monde” or the “Company”) (NYSE: NMG, TSXV: NOU) reports meaningful progress on its financing efforts for the development of its fully vertically integrated Phase-2 operations, combining the Bécancour Battery Material Plant and Matawinie Mine. Following the appointment of financial advisors to assist with the structuring and securing of project financing, the Company has engaged with Export Credit Agencies (“ECAs”), governments, strategic investors, and potential customers to frame a robust capital structure that leverages international debt, government funding and equity. NMG has received formal Expressions of Interest (“EOI”) to cover approximately up to 70% of the estimated total funding for an integrated project, subject to standard project finance conditions. NMG’s financing approach strives to further derisk its development by seeking to secure medium-term debt, complemented by strategic equity participation.

Arne H Frandsen, Chair of NMG, said: “The strong expressions of interest received through our financing efforts thus far illustrates the technical, commercial, and sustainable attractiveness of NMG’s ore-to-battery-material business. As the Western World rushes to secure minerals, advanced materials, and manufacturing capacity to engage in the global clean energy economy, the team at NMG has made tremendous progress in advancing our fully integrated model through our proprietary ecotechnologies, Phase-1 production, engineering of our Phase 2 and active engagement with the marketplace. The contemplated structure of our financing and the participation of leading international lenders would strategically position the Company for future steps.”

Senior Debt Facility

As NMG’s technical team and engineering consultants finalize the selection of key equipment and service providers for Phase 2, discussions with ECAs have advanced considerably and have led to a significant level of interest by certain ECAs. The Company has received indicative expressions of interest for a senior debt facility from Euler Hermes Aktiengesellschaft, the German Export Credit Agency (“EH”) and Export Development of Canada (“EDC”) Canada’s export credit agency.

The proposed medium-term project finance is expected to deliver a significantly lower cost of capital than traditional financing structures. As both ECAs and the capital markets increasingly turn their attention to support impact investment, the funding would also reflect NMG’s significant environmental, social and governance (“ESG”) benefits to key stakeholders, including the local community, as well as contribute to the global clean energy drive towards zero emissions. The lower interest rates and longer repayment terms associated with ECA financing minimizes the financial risks with this level of funding.

Eric Desaulniers, Founder, President, and CEO of NMG, commented: “I am confident that the competitive and integrated nature of our projects, combined with our best-in-class approach to ESG standards, will advantageously position NMG towards international lenders and customers. As governments, institutions and investors look to support decarbonization ventures, our value proposition provides exceptional exposure to battery materials while promoting a carbon-neutral footprint, local development of critical value chains and responsible sourcing.”

The EOIs have indicated funding of up to approximately 70% of the total funding required, to include both an imported component and the local costs associated with the installation of that imported content and an additional local component. EH has provided a strong EOI which is in line with the Organisation for Economic Co-operation and Development (“OECD”) Arrangements of Officially Supported Export Credits. EH has stipulated minimum German content requirements and welcomes EDC’s involvement in helping to facilitate the development of the project in order to support greater exports out of Canada under their “Export Capacity” mandate. EDC will potentially provide direct lending in either CAD$ or US$, the terms of which will need to be agreed. EDC is expected to participate alongside EH under a Common Terms Agreement.

The EOIs provide an indication of the attractiveness of the project, and cover, in principle, the level of financial support and their flexibility and desired conditions. The EOIs are not binding commitments and are subject as is customary to a series of standard project finance terms and satisfactory due diligence.

To further advance the development of this facility, NMG has appointed Société Générale as the sole coordinating mandated lead arranger (“MLA”). The appointment of Société Générale was undertaken after a Tender Panel issued by NMG’s advisor, GKB Ventures Ltd (and supported by SD Capital Advisory Limited), to the banking market and after an extensive review and selection process. Société Générale is a leading international financial services group, has very strong credentials in the metals and mining space as well as the battery value chain. It was named International Financing Review’s 2021 Bank of the Year for Sustainability for its role in helping tackle global warming through financial leadership and climate action.

The following stages in the Company’s financing efforts will include, among other things, setting up due diligence workstreams, completion of the definitive feasibility study, securing a formal credit approval and providing lenders with its National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”)-compliant feasibility study. Targeted to be delivered before the end of Q2-2022, the study will reflect NMG’s integrated business model for the Phase-2 Bécancour Battery Material Plant and Matawinie Mine in a unified economics structure.

The ECA backing that the Company is striving to secure demonstrates a sound vote of confidence in the responsible, carbon-neutral and sustainable development of what is projected to be North America’s largest fully integrated natural graphite operation.

Commercial Engagement

In parallel to its financing efforts, NMG continues to advance commercial discussions with tier-1 battery manufacturers thanks to the production of its Phase-1 facilities that enables technical product qualification and confirmation of specifications and quality standards. The Company is striving to secure an anchor customer offtake agreement that could potentially be coupled with a cornerstone strategic investor's participation in the financing structure. This agreement could prove beneficial in advancing the financing efforts to the next stage.

Leveraging its global advisory expertise in the battery and energy transition sectors, Société Générale will also assist NMG as a strategic advisor in the negotiation with a potential off-taker and equity-stake investor. Throughout the negotiation process, Société Générale will be called upon to provide a valuation view, assistance in the formulation of an optimal outcome across off-take conditions, valuation of the equity and timeline to enable the project finance debt, and support in structuring and finalizing the terms and conditions of the equity investment.

Governmental Levers

Based on discussions to date, NMG anticipates meaningful government support in the form of debt, equity and/or grants as both the Québec and Canadian governments are rolling out generous measures to develop a local battery and electric industry underpinned by an abundance of strategic minerals, mining expertise, advanced manufacturing capacity and ESG-leading standards. The U.S. Government has also positioned its capacity to fund critical mineral businesses by adopting the Defense Production Act Title III Presidential Determination for Critical Materials in Large-Capacity Batteries.

About Nouveau Monde Graphite

Nouveau Monde Graphite is striving to become a key contributor to the sustainable energy revolution. The Company is working towards developing a fully integrated source of carbon-neutral battery anode material in Québec, Canada for the growing lithium-ion and fuel cell markets. With low-cost operations and enviable ESG standards, NMG aspires to become a strategic supplier to the world’s leading battery and automobile manufacturers, providing high-performing and reliable advanced materials while promoting sustainability and supply chain traceability. www.NMG.com

Subscribe to our news feed: https://NMG.com/investors/#news

Cautionary Note Regarding Forward-Looking Information

All statements, other than statements of historical fact, contained in this press release including, but not limited to those describing the potential project financing and the terms and conditions thereof, the involvement of ECAs, the Quebec and Canadian Government and the other parties mentioned in this press release, the intended conclusion of a customer offtake agreement and potential strategic investor's participation in the financing structure, the intended results of the initiatives described in this press release, future demand from battery and EV manufacturers, the benefits of the Company’s financing strategy, the Company’s ESG initiatives and commitments and their benefits to stakeholders, the objective of developing the largest fully integrated natural graphite operation in North America, and those statements which are discussed under the “About Nouveau Monde” paragraph and elsewhere in the press release which essentially describe the Company’s outlook and objectives, constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of Canadian and United States securities securities laws, and are based on expectations, estimates and projections as of the time of this press release. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect. Moreover, these forward-looking statements were based upon various underlying factors and assumptions, including the current technological trends, the business relationship between the Company and its stakeholders, the ability to operate in a safe and effective manner, the timely delivery and installation of the equipment supporting the production, the Company’s business prospects and opportunities and estimates of the operational performance of the equipment, and are not guarantees of future performance.

Forward-looking statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Risk factors that could cause actual results or events to differ materially from current expectations include, among others, delays in the scheduled delivery times of the equipment, the ability of the Company to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability of financing or financing on favorable terms for the Company, the dependence on commodity prices, the impact of inflation on costs, the risks of obtaining the necessary permits, the operating performance of the Company’s assets and businesses, competitive factors in the graphite mining and production industry, changes in laws and regulations affecting the Company’s businesses, political and social acceptability risk, environmental regulation risk, currency and exchange rate risk, technological developments, the impacts of the global COVID-19 pandemic and the governments’ responses thereto, and general economic conditions, as well as earnings, capital expenditure, cash flow and capital structure risks and general business risks. A further description of risks and uncertainties can be found in NMG’s Annual Information Form dated March 22, 2022, including in the section thereof captioned “Risk Factors”, which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Unpredictable or unknown factors not discussed in this Cautionary Note could also have material adverse effects on forward-looking statements.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

The market and industry data contained in this press release is based upon information from independent industry publications, market research, analyst reports and surveys and other publicly available sources. Although the Corporation believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data-gathering process and other limitations and uncertainties inherent in any survey. The Corporation has not independently verified any of the data from third-party sources referred to in this press release and accordingly, the accuracy and completeness of such data is not guaranteed.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Further information regarding the Company is available in the SEDAR database (www.sedar.com), and for United States readers on EDGAR (www.sec.gov), and on the Company’s website at: www.NMG.com

Contacts

MEDIA

Julie Paquet
VP Communications & ESG Strategy
+1-450-757-8905 #140
jpaquet@nmg.com

INVESTORS

Marc Jasmin
Director, Investor Relations
+1-450-757-8905 #993
mjasmin@nmg.com